FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of March, 2003

Commission File Number 333-7182-01


                                   CEZ, a. s.
             ______________________________________________________
                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
             ______________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


         Information on the Decision of the Constitutional Court on the
         --------------------------------------------------------------
            Mandatory Buyout of Shares held by Minority Shareholders
            --------------------------------------------------------

CEZ lawyers are dealing with the issue of the impact of the Constitutional Court's decision on the reintegration of CEZ-REAS; so far it's not clear how or if it will affect us (2 or 5 REAS).

There could be a minimum impact in billions of CZK. However, we have to consider the possibility that some of the significant minority shareholders might take part; in an extreme case, the costs would exceed CZK 10 billion.

Short-term instruments could potentially cover additional needs, which could be transferred into the long-term debt.

The Company will base its decision regarding the proposed dividend on the concept of acceleration, and at the same time, it will also have to take into account potential consequences of the Constitutional Court's decision.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          CEZ, a. s.

                                                  ______________________________
                                                         (Registrant)
Date: March 14, 2003
                                               By:______________________________

                                                        Libuse Latalova
                                                  Head of Finance Administration